April 21, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:        Withdrawal of Registration Statement on Form S-3 (File No. 333-264078)

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Desktop Metal, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-3 (File No. 333-264078) filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2022 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it incorrectly checked the box on the cover page regarding the Company’s eligibility under General Instruction I.D. and the automatic effectiveness of the filing pursuant to Rule 462(e) under the Securities Act of 1933, as amended. Although it was eligible to use Form S-3, the Company was not a “well-known seasoned issuer” at the time of filing the Registration Statement. None of the Company’s securities have been sold pursuant to the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Desktop Metal, Inc., 63 3rd Avenue, Burlington, Massachusetts 01803, with a copy to John H. Chory, Latham & Watkins LLP, 200 Clarendon Street, Boston, Massachusetts 02116.

Should you have any questions regarding these matters, please contact the undersigned at (781) 956-3170 or John H. Chory of Latham & Watkins LLP at (617) 948-6032.

Very truly yours,

DESKTOP METAL, INC.

By:	/s/ Meg Broderick
Name: Meg Broderick
Title: General Counsel